SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1 )*

          AMBIENT CORPORATION
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

          0-2318N102
(CUSIP Number)

          December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew K. Boszhardt, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,592,000 -0- 1,592,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Scaramucci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	8,000 -0- 8,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,560,000 -0- 1,560,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,560,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 5 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	720,000 -0- 720,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Fund (Cayman) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	240,000 -0- 240,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 7 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Opportunistic Offshore Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS, BRITISH WEST INDIES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	400,000 -0- 400,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.7%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 0-2318N102	Page 8 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oscar Opportunistic Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [ ] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	200,000 -0- 200,000 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a). Name of Issuer:

Ambient Corporation, a Delaware corporation.

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the issuer are located at 270 Madison Avenue, Building One, New York, New York 10016.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of business Office; Citizenship:

1.	Andrew K. Boszhardt, Jr. c/o Oscar Capital Management, LLC 900 Third Avenue, 2nd Floor New York, NY 10022 Mr. Boszhardt is a citizen of the United States.

2.	Anthony Scaramucci c/o Oscar Capital Management, LLC 900 Third Avenue, 2nd Floor New York, NY 10022 Mr. Scaramucci is a citizen of the United States.

3.	Oscar Capital Management, LLC 900 Third Avenue, 2nd Floor New York, NY 10022 A Delaware limited liability company and a registered investment adviser.

4.	Oscar Investment Fund, L.P. 900 Third Avenue, 2nd Floor New York, NY 10022 A Delaware limited partnership.

5.	Oscar Fund (Cayman) Limited
c/o Goldman Sachs (Cayman) Trust, Limited
Harbour Centre, 2nd Floor
North Church Street
P.O. Box 896 GT
Grand Cayman, Cayman Islands
B.W.I.

An exempt company incorporated under the companies law (1995 revision) of the Cayman Islands, British West Indies.

6.	Oscar Opportunistic Offshore Fund Limited
c/o Maples & Calder
P.O. Box 309, Ugland House
South Church Street, Georgetown
Grand Cayman, Cayman Islands
B.W.I
.
An exempt company incorporated under the companies law (1995 revision) of the Cayman Islands, British West Indies.

7.	Oscar Opportunistic Fund II, LP c/o Oscar Capital Management, LLC 900 Third Avenue, 2nd Floor New York, NY 10022 A Delaware limited partnership.

Item 2(d). Title of Class of Securities:

The common stock of Ambient Corporation (the "Common Stock").

Item 2(e). CUSIP Number:

0-2318N102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,600,000 (on a fully diluted basis).

(b)	Percent of class: 10.6% (on a fully diluted basis).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 1,600,000 (on a fully diluted basis).

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 1,600,000 (on a fully diluted basis).

(iv)	Shared power to dispose or to direct the disposition of 0.

Oscar Capital Management, LLC is the general partner of Oscar Investment Fund, L.P. and Oscar Opportunistic Fund II, LP and acts as investment adviser to Oscar Fund (Cayman) Limited and Oscar Opportunistic Offshore Fund Limited. Oscar Capital Management, LLC is responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Oscar Investment Fund, L.P., Oscar Fund (Cayman) Limited, Oscar Opportunistic Offshore Fund Limited and Oscar Opportunistic Fund II, LP. Mr. Boszhardt is the Chief Investment Officer of Oscar Capital Management, LLC, responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Oscar Capital Management, LLC, Oscar Investment Fund, L.P., Oscar Fund (Cayman) Limited, Oscar Opportunistic Offshore Fund Limited and Oscar Opportunistic Fund II, LP. Oscar Capital Management, LLC beneficially owns an aggregate of 1,560,000 shares of Common Stock, 780,000 of these shares are in the form of currently exercisable warrants. These shares equal 10.3% of the outstanding Common Stock. Oscar Investment Fund, L.P. beneficially owns an aggregate of 720,000 shares of Common Stock, 360,000 of these shares are in the form of currently exercisable warrants. These shares equal 4.8% of the outstanding Common Stock. Oscar Fund (Cayman) Limited beneficially owns an aggregate of 240,000 shares of Common Stock, 120,000 of these shares are in the form of currently exercisable warrants. These shares equal 1.6% of the outstanding Common Stock. Oscar Opportunistic Offshore Fund Limited beneficially owns an aggregate of 400,000 shares of Common Stock, 200,000 of these shares are in the form of currently exercisable warrants. These shares equal 2.7% of the outstanding Common Stock. Oscar Opportunistic Fund II, LP beneficially owns an aggregate of 200,000 shares of Common Stock, 100,000 of these shares are in the form of currently exercisable warrants. These shares equal 1.3% of the outstanding Common Stock. Mr. Boszhardt also has sole voting and dispositive power with respect to 32,000 shares of Common Stock which he owns personally, 16,000 of these shares are in the form of currently exercisable warrants. Mr. Boszhardt therefore, beneficially owns an aggregate of 1,592,000, 796,000 of these shares are in the form of currently exercisable warrants. These shares equals 10.6% of the outstanding Common Stock.

Mr. Scaramucci is the President of Oscar Capital Management, LLC. Mr. Scaramucci beneficially owns 8,000 shares of Common Stock, 4,000 of these shares are in the form of currently exercisable warrants. This shares equal 0.05% of the outstanding Common Stock. Mr. Scaramucci has sole voting and dispositive power with regard to all of these shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE.

Item 9. Notice of Dissolution of Group:

NOT APPLICABLE.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001	ANDREW K. BOSZHARDT JR.

/s/ ANDREW K. BOSZHARDT JR. Name: Andrew K. Boszhardt Jr. Title:

ANTHONY SCARAMUCCI

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title:

OSCAR CAPITAL MANAGEMENT, LLC

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title: President

OSCAR INVESTMENT FUND, L.P.

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title: President, Oscar Capital Management, LLC, General Partner

OSCAR FUND (CAYMAN) LIMITED

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title: Director

OSCAR OPPORTUNISTIC OFFSHORE FUND LIMITED

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title: Director

OSCAR OPPORTUNISTIC FUND II, LP

/s/ ANTHONY SCARAMUCCI Name: Anthony Scaramucci Title: President, Oscar Capital Management, LLC, General Partner